Exhibit 99.1

Ellomay Capital Reports Publication of Financial Statements of Dorad Energy Ltd. for the Three and
Nine Months Ended September 30, 2024

Tel-Aviv, Israel, Nov. 29, 2024 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, Israel and USA, today reported the publication in Israel of financial statements for the three and nine months ended September 30, 2024 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4% through its indirect 50% ownership of Ellomay Luzon Energy Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd.) (“Ellomay Luzon Energy”).

On November 28, 2024, Amos Luzon Entrepreneurship and Energy Group Ltd. (the “Luzon Group”), an Israeli public company that currently holds the remaining 50% of Ellomay Luzon Energy, which, in turn, holds 18.75% of Dorad, published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial statements of Dorad for the three and nine months ended September 30, 2024 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Ellomay Luzon Energy) in its financial results for this period. In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of Dorad’s financial results.

Dorad Financial Highlights

●	Dorad’s unaudited revenues for the three months ended September 30, 2024 – approximately NIS 1,096 million.

●	Dorad’s unaudited operating profit for the three months ended September 30, 2024 – approximately NIS 270 million.

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. Since January 1, 2023, the months of the year are split into three seasons as follows: summer – June-September; winter – December-February; and intermediate (spring and autumn) – March-May and October-November. There is a higher demand for electricity during the winter and summer seasons, and the average electricity consumption is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs – TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented for the quarter ended September 30, 2024, which include the summer months of July-September, are not indicative of full year results. In addition, due to various reasons, including the potential effects of a proposed resolution published by the Israeli Electricity Authority on September 4, 2024, which is more fully described in the Form 6-K submitted by the Company to the Securities and Exchange Commission on November 27, 2024, and the increase in the Israeli CPI impacting interest payments by Dorad on its credit facility, the results included herein may not be indicative of third quarter results in the future or comparable to third quarter results in the past.

The financial statements of Dorad include a note concerning the war situation in Israel, which commenced on October 7, 2023, stating that Dorad estimated, based on the information it had as of November 11, 2024 (the date of approval of Dorad’s financial statements as of September 30, 2024), that the current events and the security escalation in Israel have an impact on its results but that the impact on its short-term business results will be immaterial. Dorad further notes that as this event is not under the control of Dorad, and factors such as the continuation of the war and hostilities or their cessation may affect Dorad’s assessments, as of the date of the financial statements, Dorad is unable to assess the extent of the impact of the war on its business activities and on its medium and long-term results. Dorad continues to regularly monitor the developments and is examining the effects on its operations and the value of its assets.

A translation of the financial results for Dorad as of and for the year ended December 31, 2023 and as of and for each of the three and nine month periods ended September 30, 2024 and 2023 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Luzon Group, Ellomay Luzon Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are listed on the NYSE American and the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of operating photovoltaic power plants in Spain (including a 300 MW photovoltaic plant in owned by Talasol, which is 51% owned by the Company) and approximately 20 MW of operating photovoltaic power plants in Italy;

●	9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	A solar plant (18 MW) under construction in Italy;

●	Solar projects in Italy with an aggregate capacity of 195 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of 49 MW that are under construction.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, continued war and hostilities and political and economic conditions generally in Israel, regulatory changes, the decisions of the Israeli Electricity Authority, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad, competition, changes in the supply and prices of resources required for the operation of the Dorad’s facilities and in the price of oil and electricity, changes in the Israeli CPI, changes in interest rates, seasonality, failure to obtain financing for the expansion of Dorad and other risks applicable to projects under development and construction, and other risks applicable to projects under development and construction, in addition to other risks and uncertainties associated with the Company’s and Dorad’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com

Dorad Energy Ltd.

Interim Condensed Statements of Financial Position

	September 30	September 30	December 31
	2024	2023	2023
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	531,210	363,054	219,246
Trade receivables and accrued income	497,530	305,778	211,866
Other receivables	43,413	15,992	12,095
Financial derivatives	1,661	3,761	-
Total current assets	1,073,814	688,585	443,207

Non-current assets
Restricted deposit	529,875	552,145	522,319
Prepaid expenses	28,538	30,566	30,053
Fixed assets	2,953,489	3,132,064	3,106,550
Intangible assets	8,134	7,716	7,653
Right of use assets	54,250	56,330	55,390
Total non-current assets	3,574,286	3,778,821	3,721,965

Total assets	4,648,100	4,467,406	4,165,172

Current liabilities
Current maturities of loans from banks	341,281	326,668	299,203
Current maturities of lease liabilities	4,941	4,783	4,787
Trade payables	440,303	219,406	166,089
Other payables	10,914	25,812	31,446

Total current liabilities	797,439	576,669	501,525

Non-current liabilities
Loans from banks	1,904,195	2,131,403	1,995,909
Other Long-term liabilities	9,827	13,969	12,943
Long-term lease liabilities	50,061	51,691	47,618
Provision for dismantling and restoration	36,204	50,000	38,985
Deferred tax liabilities	354,503	279,203	278,095
Liabilities for employee benefits, net	160	160	160
Total non-current liabilities	2,354,950	2,526,426	2,373,710

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with shareholders	3,748	3,748	3,748
Retained earnings	849,753	718,353	643,979
Total equity	1,495,711	1,364,311	1,289,937

Total liabilities and equity	4,648,100	4,467,406	4,165,172

Dorad Energy Ltd.

Interim Condensed Statements of Income

	For the nine months ended		For the three months ended		Year ended
	September 30		September 30		December 31
	2024	2023	2024	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Revenues	2,366,358	2,185,309	1,096,456	930,838	2,722,396

Operating costs of the Power Plant

Energy costs	483,965	499,111	193,180	237,621	583,112
Electricity purchase and infrastructure services	1,073,350	943,040	505,678	350,219	1,244,646
Depreciation and amortization	183,735	182,861	68,016	63,997	242,104
Other operating costs	141,992	138,657	59,227	57,939	186,024

Total operating costs of Power Plant	1,883,042	1,763,669	826,101	709,776	2,255,886

Profit from operating the Power Plant	483,316	421,640	270,355	221,062	466,510
General and administrative expenses	25,328	20,726	8,600	6,633	27,668
Other income	30	-	30	-	39

Operating profit	458,018	400,914	261,785	214,429	438,881

Financing income	40,982	54,805	9,098	18,615	45,286
Financing expenses	166,818	175,843	63,736	50,124	209,773

Financing expenses, net	125,836	121,038	54,638	31,509	164,487

Profit before taxes on income	332,182	279,876	207,147	182,923	274,394

Taxes on income	76,408	64,187	47,664	42,077	63,079

Profit for the period	255,774	215,689	159,483	140,843	211,315

Dorad Energy Ltd.

Interim Condensed Statements of Changes in Shareholders’ Equity

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the nine months ended September 30, 2024 (Unaudited)

Balance as at January 1, 2024 (Audited)	11	642,199	3,748	643,979	1,289,937
Net profit for the period	-	-	-	255,774	255,774
Dividend distributed	-	-	-	(50,000)	(50,000)
Balance as at September 30, 2024 (Unaudited)	11	642,199	3,748	849,753	1,495,711

For the nine months ended September 30, 2023 (Unaudited)

Balance as at January 1, 2023 (Audited)	11	642,199	3,748	572,664	1,218,622
Net profit for the period	-	-	-	215,689	215,689
Dividend distributed	-	-	-	(70,000)	(70,000)
Balance as at September 30, 2023 (Unaudited)	11	642,199	3,748	718,353	1,364,311

For the three months ended September 30, 2024 (Unaudited)

Balance as at July 1, 2024 (Unaudited)	11	642,199	3,748	740,270	1,386,228
Net profit for the period	-	-	-	159,483	159,483
Dividend distributed	-	-	-	(50,000)	(50,000)
Balance as at September 30, 2024 (Unaudited)	11	642,199	3,748	849,753	1,495,711

For the three months ended September 30, 2023 (Unaudited)

Balance as at July 1, 2023 (Unaudited)	11	642,199	3,748	647,510	1,293,468
Net profit for the period	-	-	-	140,843	140,843
Dividend distributed	-	-	-	(70,000)	(70,000)

Balance as at September 30, 2023 (Unaudited)	11	642,199	3,748	718,353	1,364,311

Dorad Energy Ltd.

Interim Condensed Statements of Changes in Shareholders’ Equity (cont’d)

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the year ended December 31, 2023 (Audited)

Balance as at January 1, 2023 (Audited)	11	642,199	3,748	572,664	1,218,622

Net profit for the year	-	-	-	211,315	211,315

Dividend distributed	-	-	-	(140,000)	(140,000)

Balance as at December 31, 2023 (Audited)	11	642,199	3,748	643,979	1,289,937

Dorad Energy Ltd.

Interim Condensed Statements of Cash Flows

	For the nine months ended		For the three months ended		Year ended
	September 30		September 30		December 31
	2024	2023	2024	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Net cash flows provided by operating activities
Profit for the period	255,774	215,689	159,483	140,843	211,315
Adjustments:
Depreciation and amortization and fuel consumption	190,559	183,707	68,217	64,221	245,566
Taxes on income	76,408	64,187	47,664	42,077	63,079
Financing expenses, net	125,836	121,038	54,638	31,509	164,487
	392,803	368,932	170,519	137,807	473,132

Change in trade receivables	(285,664)	(67,197)	(181,157)	(63,108)	26,715
Change in other receivables	(36,467)	16,817	7,454	(1,811)	20,714
Change in trade payables	266,099	(48,393)	207,978	29,915	(115,976)
Change in other payables	(3,033)	(3,560)	909	(1,006)	2,507
Change in other long-term liabilities	(3,115)	14,373	(999)	13,102	(4,586)
	(62,180)	(87,960)	34,185	(22,908)	(70,626)

Net cash flows provided by operating activities	586,397	496,661	364,187	255,742	613,821

Net cash flows provided by investing activities
Proceeds from (investment in) settlement of financial derivatives, net	(2,653)	5,714	(1,603)	2,640	8,884
Insurance proceeds in respect of damage to fixed asset	5,148	-	-	-	-
Decrease in long-term restricted deposits	17,500	-	-	-	40,887
Investment in fixed assets	(34,782)	(56,712)	(2,646)	(20,555)	(102,082)
Investment in intangible assets	(1,974)	(2,744)	(505)	(427)	(3,162)
Interest received	29,673	22,081	10,096	8,285	33,501
Net cash flows provided by (used in) investing activities	12,912	(31,661)	5,342	(10,057)	(21,972)

Net cash flows provided by financing activities
Repayment of lease liability principal	(329)	(320)	(111)	(108)	(4,817)
Repayment of loans from banks	(141,966)	(130,987)	-	-	(253,382)
Dividends paid	(67,500)	(70,000)	(50,000)	(70,000)	(122,500)
Interest paid	(72,910)	(77,099)	(155)	(114)	(151,220)
Net cash flows used in financing activities	(282,705)	(278,406)	(50,266)	(70,222)	(531,919)

Net increase in cash and cash equivalents for the period	316,604	186,594	319,263	175,463	59,930

Effect of exchange rate fluctuations on cash and cash equivalents	(4,640)	24,979	(6,120)	10,812	7,835
Cash and cash equivalents at beginning of period	219,246	151,481	218,067	176,779	151,481
Cash and cash equivalents at end of period	531,210	363,054	531,210	363,054	219,246